UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd.________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____April 11, 2005_______________

Date

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

 www.canalaska.com

Toll Free 1-800-667-1870

FOR IMMEDIATE RELEASE

News Release

PHASE V URANIUM ACQUISITIONS COMPLETE

ATHABASCA BASIN, SASKATCHEWAN

1.5 Million Acres, First Airborne Surveys Completed

Vancouver, BC - March 1, 2005. Further to the announcement dated January 11, 2005, CanAlaska Ventures Ltd. ("CanAlaska") announced today that it has completed its FIFTH phase of property acquisitions and has now acquired and applied for approximately 638,280 hectares (approximately 1,577,190 acres) or 6,383 square kilometres of prospective uranium claims in the Athabasca Basin of Alberta, and Saskatchewan and in prospective adjacent property inManitoba.

CanAlaska now holds one of the largest exploration portfolios in the Athabasca Basin, and acquisitions are continuing.   "MEGATEM II" airborne geophysical surveys have been completed over the first of the properties and the data is being processed for interpretation to define drill targets for ground follow-up. Further airborne surveys will be conducted on other of the properties in late spring and early summer.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world. Production from the Athabasca Basin currently accounts for 32% of the world's supply of uranium and this is expected to increase to 50% by the end of the decade.  CanAlaska's management believes the Company is well positioned to be a major player in uranium exploration in this region.

The qualified person for this release is Peter Dasler, P.Geo., President, CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company focused on uranium exploration in Canada. Its uranium division has one of the largest exploration portfolios in the Athabasca Basin, and properties spanning from Alberta through Saskatchewan and into Manitoba. Its gold division holds eight properties in New Zealand, Canada and Alaska.  Management's objective is to create shareholder wealth through the exploration and development of a diversified mineral project portfolio.

On behalf of the Board of Directors Harry Barr, Chairman	Investor Contact: Peter Dasler, President Toll Free 1-800-667-1870 Tel: 604.685.1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

March 1, 2005

Item 3: Press Release

A Press release dated and issued March 1, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Phase V Uranium Acquisitions Complete in the Athabasca Basin , Saskatchewan.

Item 5: Full Description of Material Change

Vancouver, BC - March 1, 2005. Further to the announcement dated January 11, 2005, CanAlaska Ventures Ltd. ("CanAlaska") announced today that it has completed its FIFTH phase of property acquisitions and has now acquired and applied for approximately 638,280 hectares (approximately 1,577,190 acres) or 6,383 square kilometres of prospective uranium claims in the Athabasca Basin of Alberta, and Saskatchewan and in prospective adjacent property inManitoba.

CanAlaska now holds one of the largest exploration portfolios in the Athabasca Basin, and acquisitions are continuing.   "MEGATEM II" airborne geophysical surveys have been completed over the first of the properties and the data is being processed for interpretation to define drill targets for ground follow-up. Further airborne surveys will be conducted on other of the properties in late spring and early summer.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world. Production from the Athabasca Basin currently accounts for 32% of the world's supply of uranium and this is expected to increase to 50% by the end of the decade.  CanAlaska's management believes the Company is well positioned to be a major player in uranium exploration in this region.

The qualified person for this release is Peter Dasler, P.Geo., President, CanAlaska Ventures Ltd.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____March 1, 2005____________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

 www.canalaska.com

Toll Free 1-800-667-1870

FOR IMMEDIATE RELEASE

News Release

Non-Brokered Private Placement

Vancouver, BC - March 7 2005.  CanAlaska Ventures Ltd. (the "Company") announces a non-brokered private placement of up to 5,200,000 common shares at a price of $0.58 per common share for gross proceeds of up to $3,016,000. The proceeds of the private placement will be used for acquisition, exploration and development of the Company's uranium projects and general working capital.  A finder's fee may be paid in cash or shares.  The foregoing is subject to regulatory approval.

The Board of Directors granted 458,000 incentive stock options to employees, consultants and insiders of the Company at an exercise price of $0.58 per common share for a period of five years.  The foregoing is subject to regulatory approval.

In other events, the Company has terminated its option on the Smoke Lake property in Ontario, and has also received a termination notice from Freegold Ventures Limited on the Rainbow Hill property in Alaska.

About CanAlaska Ventures Ltd.

CanAlaska is a mineral exploration company focused on uranium exploration in Canada. It holds one of the largest exploration portfolios in the Athabasca Basin, spanning from Alberta through Saskatchewan and into Manitoba. The ground acquired and applied for (over 1.5 million acres) covers three targets.

On behalf of the Board of Directors Harry Barr, Chairman	Investor Contact: Peter Dasler, President Toll Free 1-800-667-1870 Tel: 604.685.1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

March 7, 2005

Item 3: Press Release

A Press release dated and issued March 7, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company announces a non-brokered private placement of up to 5,200,000 common shares.  Termination of the Smoke Lake property in Ontario and termination notice has been received on the Rainbow Hill property in Alaska.

Item 5: Full Description of Material Change

Vancouver, BC - March 7 2005.  CanAlaska Ventures Ltd. (the "Company") announces a non-brokered private placement of up to 5,200,000 common shares at a price of $0.58 per common share for gross proceeds of up to $3,016,000. The proceeds of the private placement will be used for acquisition, exploration and development of the Company's uranium projects and general working capital.  A finder's fee may be paid in cash or shares.  The foregoing is subject to regulatory approval.

The Board of Directors granted 458,000 incentive stock options to employees, consultants and insiders of the Company at an exercise price of $0.58 per common share for a period of five years.  The foregoing is subject to regulatory approval.

In other events, the Company has terminated its option on the Smoke Lake property in Ontario, and has also received a termination notice from Freegold Ventures Limited on the Rainbow Hill property in Alaska.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____March 7, 2005______________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

 www.canalaska.com

Toll Free 1-800-667-1870

FOR IMMEDIATE RELEASE

News Release

FIRST SURVEY RESULTS AT WEST McARTHUR

ATHABASCA BASIN, SASKATCHEWAN

Vancouver, BC - March 16, 2005: Further to the Athabasca Project review dated March 14, 2005, and property announcement dated March 1, 2005, CanAlaska Ventures Ltd. ("CanAlaska") has now received preliminary reporting on the first of the "MEGATEM II" airborne surveys on the West McArthur Project in the southeastern Athabasca Basin.

The Company is still awaiting further reporting on the property surveys, but is pleased to announce the selection of six conductive target zones and trends within the project claims, by the Company's Consultant Geophysicist, Mr. Phil Robertshaw, P. Geo.  Four of the conductive targets are new, and were not identified by previous work in the area.

The Company has contracted SJ Geophysics to commence follow-up ground work on the high priority targets.

MEGATEM II survey results are still pending for the Moon Lake Project area, located approximately 35 km south of the McArthur Project area, and 5 km from the Millennium Uranium deposit.  These results will be reported following their receipt.

The large area, deep penetrating electromagnetic MEGATEM II surveys were intended to give the Company detailed information on target zones on its extensive land position west of the McArthur River Uranium deposit.  The "unconformity " target in this area is thought to be between 500 and 900 metres in depth, well beyond the penetration depth of previous survey technology, but within the depth capabilities of the MEGATEM II surveys.

News Release

March 16, 2005

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade.

For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President of CanAlaska, has noted that "before commencing our staking program, CanAlaska carried out a comprehensive analysis, taking into account existing geological and geophysical data.  As a result, the Company has identified and acquired properties that are well located and have considerable potential". CanAlaska's Canadian technical team is progressively developing exploration targets and proposals for each of the projects within the Company's extensive land portfolio.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in North America and Gold projects in New Zealand. The Company has recently assembled a large land package (over 1,500,000 acres) in the Athabasca Basin for Uranium exploration. Management's objective is to create shareholder wealth through the exploration and development of diversified mineral projects.

On behalf of the Board of Directors Harry Barr, Chairman	Investor Contact: Peter Dasler, President Toll Free 1-800-667-1870 Tel: 604.685.1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

March 16, 2005

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

March 16, 2005

Item 3: Press Release

A Press release dated and issued March 16, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company announces receiving preliminary reporting on the first of the MEGATEM II airborne surveys on the West McArthur Project in the southeastern Athabasca Basin.

Item 5: Full Description of Material Change

Vancouver, BC - March 16, 2005: Further to the Athabasca Project review dated March 14, 2005, and property announcement dated March 1, 2005, CanAlaska Ventures Ltd. ("CanAlaska") has now received preliminary reporting on the first of the "MEGATEM II" airborne surveys on the West McArthur Project in the southeastern Athabasca Basin.

The Company is still awaiting further reporting on the property surveys, but is pleased to announce the selection of six conductive target zones and trends within the project claims, by the Company's Consultant Geophysicist, Mr. Phil Robertshaw, P. Geo.  Four of the conductive targets are new, and were not identified by previous work in the area.

The Company has contracted SJ Geophysics to commence follow-up ground work on the high priority targets.

MEGATEM II survey results are still pending for the Moon Lake Project area, located approximately 35 km south of the McArthur Project area, and 5 km from the Millennium Uranium deposit.  These results will be reported following their receipt.

The large area, deep penetrating electromagnetic MEGATEM II surveys were intended to give the Company detailed information on target zones on its extensive land position west of the McArthur River Uranium deposit.  The "unconformity " target in this area is thought to be between 500 and 900 metres in depth, well beyond the penetration depth of previous survey technology, but within the depth capabilities of the MEGATEM II surveys.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade.

For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President of CanAlaska, has noted that "before commencing our staking program, CanAlaska carried out a comprehensive analysis, taking into account existing geological and geophysical data.  As a result, the Company has identified and acquired properties that are well located and have considerable potential". CanAlaska's Canadian technical team is progressively developing exploration targets and proposals for each of the projects within the Company's extensive land portfolio.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____March 16, 2005_____________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

News Release

THIRD NEW SURVEY UNDERWAY

ATHABASCA BASIN, SASKATCHEWAN

Vancouver, BC - March 18, 2005  CanAlaska Ventures Ltd. ("CanAlaska") is pleased to announce that a further airborne electromagnetic and magnetic survey is now underway for the Company.  The contract has been awarded to Geotech Ltd. for CanAlaska's Helmer Property, which is located on the northern edge of the Athabasca Basin, 12 km west of the Fond du Lac uranium deposit. The survey is due to start by week end.

Highlights:

  1200 line km of time-domain electromagnetic survey using the VTEM helicopter-borne system

   High definition survey using a 26 metre survey loop with central receiver

  Unconformity depth from less than 200 to about 700 metres

  Previous discovery of mineralized sandstone boulder trains with up to 2.4 % U3O8.

  Major structural feature cutting across the South of the Property

The Helmer Property covers 43,683 hectares of the central northern edge of the Athabasca Basin, 12 km west of Fond du Lac, where there exists a small uranium deposit hosted in basal Athabasca sandstone.  The deposit is in a clay-altered structure similar to other unconformity type uranium deposits of the Athabasca Basin.

The Helmer property had limited prospecting work in the late 1960s and from 1978 to 1981. Test drilling intersected basement at 220 to 529 metres depth within the property. One drill-hole immediately south of the property intersected basement at a depth of 795 metres, indicating a probable major offset along the Grease River Fault cutting across the southern part of the property. The drilling and seismic surveys completed by Shell Canada Resources Ltd. indicate that the depth to basement ranges from less than 200 metres to approximately 700 metres. Gravity surveys reported by Shell Canada Resources confirm the location of the Grease River Fault and also indicate the presence of a major offset.

News Release

March 18, 2004

Historically, uranium prospecting activities identified several glacial boulder trains, two of which contained sandstone boulders with 2.2% and 2.4 % U3O8. Follow-up work was only carried out on some of these surface targets.  The current airborne survey will assist with the evaluation of these.

About Geotech Ltd.

Geotech Ltd. offers full-service airborne geophysical surveys worldwide, mainly to clients in the mining and mineral exploration industries. Their proprietary, large dipole-moment, VTEM (Versatile Time-Domain ElectroMagnetics) system is the cornerstone of their business.

The Helmer property survey will consist of approximately 1200 line kilometres with a 400-metre line spacing. The transmitter loop will be will be flown with a nominal terrain clearance of 30 metres. Recent test flights in the Athabasca Basin which VTEM with other airborne electromagnetic systems have shown that this VTEM can detect conductors to a depth adequate for the Helmer property. The survey will take 4 to 8 days to complete and final results will be available within two months.

Other Activity

In other news, the Company is very pleased with the MEGATEM II survey results from the West McArthur River Property, where four previously unknown significant conductors were identified by the survey.  For further information, please refer to our news release dated March 16, 2005.

The Company is continuing to receive and evaluate service contracts for further airborne surveys on the major properties within the 1,500,000 acres of property in the Basin, as well as its outside uranium acquisition program.

This summer, the Company intends to carry out ground surveys on a number of projects within the southeastern Athabasca basin, as well as a major surface program on the Charcoal-Hara and Snyder projects located northeast of the basin edge, in an area straddling the Saskatchewan-Manitoba provincial border.  Previous exploration within this area has indicated high priority radiometric targets for detailed follow-up ground surveys.

MEGATEM II survey results are still awaited for the Moon Lake Project area, located approximately  35 km south of the McArthur Project area, and 5 km from the Millennium Uranium deposit.  These results will be reported following their receipt.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade.

For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President of CanAlaska, has noted that "before commencing our staking program, CanAlaska carried out a comprehensive analysis taking into account existing geological and geophysical data.  As a result, the Company has identified and acquired properties that are well located and have considerable potential".

News Release

March 18, 2004

The Company and its shareholders are now positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.  Harry Barr, Chairman of CanAlaska stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's Canadian technical team is progressively developing exploration targets and proposals for each of the projects within the Company's extensive land portfolio.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in North America and Gold projects in New Zealand.  The Company is concentrating on its uranium exploration activities, and has recently assembled a large land package (over 1,500,000 acres) in the Athabasca Basin of Saskatchewan.

On behalf of the Board of Directors,

Peter Dasler, President CanAlaska Ventures Ltd.	Investor Contact: Peter Dasler, President Tel: 604.685.1870 1.800.667.1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

March 18, 2004

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

March 18, 2005

Item 3: Press Release

A Press release dated and issued March 18, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company announces third new survey underway Athabasca Basin, Saskatchewan.

Item 5: Full Description of Material Change

Highlights:

  1200 line km of time-domain electromagnetic survey using the VTEM helicopter-borne system

   High definition survey using a 26 metre survey loop with central receiver

  Unconformity depth from less than 200 to about 700 metres

  Previous discovery of mineralized sandstone boulder trains with up to 2.4 % U3O8.

  Major structural feature cutting across the South of the Property

Vancouver, BC - March 18, 2005  CanAlaska Ventures Ltd. ("CanAlaska") is pleased to announce that a further airborne electromagnetic and magnetic survey is now underway for the Company.  The contract has been awarded to Geotech Ltd. for CanAlaska's Helmer Property, which is located on the northern edge of the Athabasca Basin, 12 km west of the Fond du Lac uranium deposit. The survey is due to start by week end.

The Helmer Property covers 43,683 hectares of the central northern edge of the Athabasca Basin, 12 km west of Fond du Lac, where there exists a small uranium deposit hosted in basal Athabasca sandstone.  The deposit is in a clay-altered structure similar to other unconformity type uranium deposits of the Athabasca Basin.

The Helmer property had limited prospecting work in the late 1960s and from 1978 to 1981. Test drilling intersected basement at 220 to 529 metres depth within the property. One drill-hole immediately south of the property intersected basement at a depth of 795 metres, indicating a probable major offset along the Grease River Fault cutting across the southern part of the property. The drilling and seismic surveys completed by Shell Canada Resources Ltd. indicate that the depth to basement ranges from less than 200 metres to approximately 700 metres. Gravity surveys reported by Shell Canada Resources confirm the location of the Grease River Fault and also indicate the presence of a major offset.

Historically, uranium prospecting activities identified several glacial boulder trains, two of which contained sandstone boulders with 2.2% and 2.4 % U3O8. Follow-up work was only carried out on some of these surface targets.  The current airborne survey will assist with the evaluation of these.

About Geotech Ltd.

Geotech Ltd. offers full-service airborne geophysical surveys worldwide, mainly to clients in the mining and mineral exploration industries. Their proprietary, large dipole-moment, VTEM (Versatile Time-Domain ElectroMagnetics) system is the cornerstone of their business.

The Helmer property survey will consist of approximately 1200 line kilometres with a 400-metre line spacing. The transmitter loop will be will be flown with a nominal terrain clearance of 30 metres. Recent test flights in the Athabasca Basin which VTEM with other airborne electromagnetic systems have shown that this VTEM can detect conductors to a depth adequate for the Helmer property. The survey will take 4 to 8 days to complete and final results will be available within two months.

Other Activity

In other news, the Company is very pleased with the MEGATEM II survey results from the West McArthur River Property, where four previously unknown significant conductors were identified by the survey.  For further information, please refer to our news release dated March 16, 2005.

The Company is continuing to receive and evaluate service contracts for further airborne surveys on the major properties within the 1,500,000 acres of property in the Basin, as well as its outside uranium acquisition program.

This summer, the Company intends to carry out ground surveys on a number of projects within the southeastern Athabasca basin, as well as a major surface program on the Charcoal-Hara and Snyder projects located northeast of the basin edge, in an area straddling the Saskatchewan-Manitoba provincial border.  Previous exploration within this area has indicated high priority radiometric targets for detailed follow-up ground surveys.

MEGATEM II survey results are still awaited for the Moon Lake Project area, located approximately  35 km south of the McArthur Project area, and 5 km from the Millennium Uranium deposit.  These results will be reported following their receipt.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade.

For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President of CanAlaska, has noted that "before commencing our staking program, CanAlaska carried out a comprehensive analysis taking into account existing geological and geophysical data.  As a result, the Company has identified and acquired properties that are well located and have considerable potential".

The Company and its shareholders are now positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.  Harry Barr, Chairman of CanAlaska stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's Canadian technical team is progressively developing exploration targets and proposals for each of the projects within the Company's extensive land portfolio.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____March 18, 2005_____________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

 News Release

FOURTH AIRBORNE SURVEY UNDERWAY

URANIUM CITY AREA, ATHABASCA BASIN, SASKATCHEWAN

Vancouver, BC -.March 29, 2005  The Company is pleased to report that it has signed an additional airborne survey contract with Geotech Ltd. for CanAlaska's Lake Athabasca Property.  This extensive property is located immediately south of the Uranium City Mining Camp, within Lake Athabasca.  The Uranium City Mining Camp, which includes several past producers and numerous showings, borders our property. The Lake Athabasca Property starts at the edge of the Athabasca Basin and extends into the lake to the south and west, where the Athabasca Basin reaches an estimated depth of 700 metres. Several unconformity-type high-grade uranium showings occur in sandstone along the unconformity within the property. Previous airborne surveys, dating back to the 1970s, were severely limited in depth penetration, but have mapped extensive conductors in the basement to the north of the unconformity within the property. The VTEM survey equipment used today is state of the art and is capable of detecting conductive targets where the depth to basement reaches more than 700 metres. The survey is due to commence this week.

Highlights:

  1000 line km of time-domain electromagnetic and magnetic survey using the VTEM helicopter-borne system

  High definition survey using a 26-metre survey loop with central receiver

  Unconformity depth from 0 to about 500 metres

  Extensive uranium mineralisation immediately to north of Athabasca contact.

  Shallow water and numerous islands on northern survey area.

The Lake Athabasca Property covers 77,952 hectares of the central northern edge of the Athabasca Basin, 35 km south of Uranium City. It covers the extension of the Black Bay Fault, a major structure that has controlled mineralisation in the Uranium City Mining Camp. Several other parallel and crosscutting structures can be observed on magnetic maps. Two major showings with unconformity-type high-grade uranium mineralisation occur in basal Athabasca Sandstone within the property.

NorthWest Athabasca:
Regional Exploration Highlights
N
Basement
URANIUM CITY
Faye - Verna
Maurice Bay
Gunnar
LAKE ATHABASCA PROJECT
Fond Du Lac
HELMER PROJECT
ALBERTA PROJECT
Athabasca Basin
Cluff Lake Mine
Maybelle River
Shea Creek
Anne
Legend
Uranium Deposits
Uranium Showings
Fault
Basement Contours.
High Uranium
0 10 20 40 60 80
Kilometers

Historically, uranium was discovered in this region in the early 1950s and production at Uranium City lasted until the early 1980s, reaching over 65 million lbs U3O8. Unconformity-type uranium deposits were discovered in the Athabasca Sandstone in the 1960s and 1970s at Fond du Lac and Maurice Bay.

News Release

March 29, 2005

About Geotech Ltd.

Geotech Ltd. offers full-service airborne geophysical surveys worldwide, mainly to clients in the mining and mineral exploration industries. Their proprietary, large dipole-moment, VTEM (Versatile Time-Domain ElectroMagnetics) system is the cornerstone of their business.

The Lake Athabasca Property survey will consist of approximately 1000 line kilometres with a 400-metre line spacing.  The transmitter loop will be will be flown with a nominal terrain clearance of 30 metres. Recent test flights in the Athabasca Basin with VTEM and with other airborne electromagnetic systems have shown that VTEM can detect conductors to a depth adequate for the Helmer Property. The survey will take 4 to 8 days to complete and final results will be available within one month.

Other Activity

CanAlaska is very active in its exploration efforts, and is continuing to contract airborne surveys on its 100%-owned project areas.  In recent weeks, the company has received preliminary results of deep penetrating MEGATEM II surveys over the West McArthur River property, where four previously unknown significant conductors were identified.  At the Moon Property, south of McArthur River, detailed airborne surveys were flown in two orientations to determine the potential for structural and unconformity targets.  These results are expected imminently.

This summer the Company intends to carry out ground surveys on a number of projects within the southeastern Athabasca Basin, as well as a major surface program on the Charcoal-Hara and Snyder Projects, located northeast of the basin edge, in an area straddling the Saskatchewan-Manitoba provincial border.  Previous exploration within this area has indicated high-priority radiometric targets for detailed follow-up ground surveys.

The Company is also continuing to review and discuss uranium exploration and development targets in other favorable situations.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade.

For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that with the advent of new technology such as VTEM, the potential for the discovery of other deposits remains high.  Peter Dasler, President, has noted that "before commencing our staking program, CanAlaska carried out a comprehensive analysis taking into account existing geological and geophysical data.  As a result, the Company has identified and acquired properties that are well located and have considerable potential".

The Company and its shareholders are now positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970's.  Harry Barr, Chairman of CanAlaska has stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's Canadian technical team is progressively developing exploration targets and proposals for each of the projects within the Company's extensive land portfolio.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in the Athabasca Basin of Saskatchewan. The Company has recently assembled a large land package (over 1,500,000 acres) in the Athabasca Basin for uranium exploration.

News Release

March 29, 2005

On behalf of the Board of Directors,

Peter Dasler, President CanAlaska Ventures Ltd.	Investor Contact: Peter Dasler, President Tel: 604.685.1870 1.800.667.1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

March 29, 2005

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

March 29, 2005

Item 3: Press Release

A Press release dated and issued March 29, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company announces it has signed an additional airborne survey contract with Geotech Ltd. for the Company's Athabasca Property.

Item 5: Full Description of Material Change

Highlights:

  1000 line km of time-domain electromagnetic and magnetic survey using the VTEM helicopter-borne system

  High definition survey using a 26-metre survey loop with central receiver

  Unconformity depth from 0 to about 500 metres

  Extensive uranium mineralisation immediately to north of Athabasca contact.

  Shallow water and numerous islands on northern survey area.

Vancouver, BC -.March 29, 2005  The Company is pleased to report that it has signed an additional airborne survey contract with Geotech Ltd. for CanAlaska's Lake Athabasca Property.  This extensive property is located immediately south of the Uranium City Mining Camp, within Lake Athabasca.  The Uranium City Mining Camp, which includes several past producers and numerous showings, borders our property. The Lake Athabasca Property starts at the edge of the Athabasca Basin and extends into the lake to the south and west, where the Athabasca Basin reaches an estimated depth of 700 metres. Several unconformity-type high-grade uranium showings occur in sandstone along the unconformity within the property. Previous airborne surveys, dating back to the 1970s, were severely limited in depth penetration, but have mapped extensive conductors in the basement to the north of the

News Release

March 29, 2005

unconformity within the property. The VTEM survey equipment used today is state of the art and is capable of detecting conductive targets where the depth to basement reaches more than 700 metres. The survey is due to commence this week.

The Lake Athabasca Property covers 77,952 hectares of the central northern edge of the Athabasca Basin, 35 km south of Uranium City. It covers the extension of the Black Bay Fault, a major structure that has controlled mineralisation in the Uranium City Mining Camp. Several other parallel and crosscutting structures can be observed on magnetic maps. Two major showings with unconformity-type high-grade uranium mineralisation occur in basal Athabasca Sandstone within the property.

Historically, uranium was discovered in this region in the early 1950s and production at Uranium City lasted until the early 1980s, reaching over 65 million lbs U3O8. Unconformity-type uranium deposits were discovered in the Athabasca Sandstone in the 1960s and 1970s at Fond du Lac and Maurice Bay.

About Geotech Ltd.

Geotech Ltd. offers full-service airborne geophysical surveys worldwide, mainly to clients in the mining and mineral exploration industries. Their proprietary, large dipole-moment, VTEM (Versatile Time-Domain ElectroMagnetics) system is the cornerstone of their business.

The Lake Athabasca Property survey will consist of approximately 1000 line kilometres with a 400-metre line spacing.  The transmitter loop will be will be flown with a nominal terrain clearance of 30 metres. Recent test flights in the Athabasca Basin with VTEM and with other airborne electromagnetic systems have shown that VTEM can detect conductors to a depth adequate for the Helmer Property. The survey will take 4 to 8 days to complete and final results will be available within one month.

Other Activity

CanAlaska is very active in its exploration efforts, and is continuing to contract airborne surveys on its 100%-owned project areas.  In recent weeks, the company has received preliminary results of deep penetrating MEGATEM II surveys over the West McArthur River property, where four previously unknown significant conductors were identified.  At the Moon Property, south of McArthur River, detailed airborne surveys were flown in two orientations to determine the potential for structural and unconformity targets.  These results are expected imminently.

This summer the Company intends to carry out ground surveys on a number of projects within the southeastern Athabasca Basin, as well as a major surface program on the Charcoal-Hara and Snyder Projects, located northeast of the basin edge, in an area straddling the Saskatchewan-Manitoba provincial border.  Previous exploration within this area has indicated high-priority radiometric targets for detailed follow-up ground surveys.

The Company is also continuing to review and discuss uranium exploration and development targets in other favorable situations.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade.

For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that with the advent of new technology such as VTEM, the potential for the discovery of other deposits remains high.  Peter Dasler, President, has noted that "before commencing our staking program, CanAlaska carried out a comprehensive analysis taking into account existing geological and geophysical data.  As a result, the Company has identified and acquired properties that are well located and have considerable potential".

The Company and its shareholders are now positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970's.  Harry Barr, Chairman of CanAlaska has stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's Canadian technical team is progressively developing exploration targets and proposals for each of the projects within the Company's extensive land portfolio.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____March 29, 2005_____________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

News Release

March 29, 2005

CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 January 2005 and 2004

Prepared by Management

These financial statements have NOT been reviewed by the Company's auditor

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds

ASSETS	January 31, 2005	April 30, 2004
Current
Cash and cash equivalents	$2,218,029	$1,280,871
Accounts and advances receivable	204,125	10,819
Portfolio investments (Note 3)	429,044	401,244
	2,851,198	1,692,934
Restricted Cash - Flow-Through (Note 8b)	1,455,170	731,006
Long-Term Investments (Note 4)	1	1
Mineral Property Costs - Schedule (Note 5)	2,809,047	2,033,644
Property, Plant and Equipment (Note 6)	57,286	53,404
	$7,172,702	$4,510,989

LIABILITIES
Current
Accounts payable and accrued liabilities	$34,148	$67,298

	34,148	67,298

Commitments (Note 11)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
40,375,599(April 30, 2004 -27,314,439) shares outstanding	25,433,692	21,463,867
Deficit - Statement 2	(18,295,138)	(17,020,176)
	7,138,554	4,443,691
	$7,172,702	$4,510,989

ON BEHALF OF THE BOARD:

     "Harry Barr"                                  , Director

      "Bernard Barlin"                           , Director

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders' Equity
Canadian Funds

	Common Shares		Accumulated
	Number	Amount	Deficit	Total
Balance - 30 April 2001	10,220,783	$18,126,970	$(14,691,704)	$3,435,266
Issuance of shares for:
- Private placements	1,900,000	190,000	-	190,000
- Properties	720,000	161,600	-	161,600
- Finders' fee on property	75,000	13,500	-	13,500
Share issuance costs	-	(22,444)	-	(22,444)
Loss for the year	-	-	(1,057,328)	(1,057,328)
Balance - 30 April 2002	12,915,783	18,469,626	(15,749,032)	2,720,594
Issuance of shares for:
- Private placements	1,466,667	170,000	-	170,000
- Properties	235,000	60,550	-	60,550
- Finders' fee on property	25,000	6,750	-	6,750
- Finders' fee	32,667	-	-	-
Loss for the year	-	-	(558,663)	(558,663)
Balance - 30 April 2003	14,675,117	18,706,926	(16,307,695)	2,399,231
Issuance of shares for:
- Private placements	11,118,944	2,401,630	-	2,401,630
- Properties	350,000	122,000	-	122,000
- Exercise of warrants	738,333	102,417	-	102,417
- Exercise of options	40,000	6,000	-	6,000
- Finders' fees	392,045	-	-	-
Share issuance costs	-	(32,106)	-	(32,106)
Stock-based compensation	-	157,000	-	157,000
Loss for the year	-	-	(712,481)	(712,481)
Balance - 30 April 2004	27,314,439	$21,463,867	$(17,020,176)	$4,443,691
Issuance of shares for:
- Private placements	11,050,000	3,690,000	-	3,690,000
- Properties	-	-	-	-
- Exercise of warrants	1,803,500	218,205	-	218,205
- Exercise of options	37,000	9,250	-	9,250
- Finders' fees	170,660	-	-	-
Share issuance costs	-	(79,630)	-	(79,630)
Stock-based compensation	-	132,000	-	132,000
Loss for the year	-	-	(1,274,962)	(1,274,962)
Balance - 31 January 2005	40,375,599	$25,433,692	$(18,295,138)	$7,138,554

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	3 Months Ended January 31	3 Months Ended January 31	9 Months Ended January 31	9 Months Ended January 31
	2005	2004	2005	2004
General and Administrative Expenses
Consulting fees	$102,544	$60,030	$145,079	$114,588
Stock compensation	74,000	-	132,000	-
Management fees	30,860	26,152	79,094	72,090
Accounting and audit	11,805	6,450	26,255	10,450
Insurance, licenses and filing	13,399	9,755	45,530	39,048
Rent	10,004	10,004	30,011	30,011
Shareholder relations	164,292	45,554	202,430	60,834
Wages, commissions and benefits	16,400	11,500	43,504	29,994
Office and miscellaneous	16,558	18,791	29,303	27,382
Travel, food and lodging	25,003	16,317	42,748	24,338
Bank charges and interest	987	492	2,486	1,557
Legal fees	4,255	1,422	4,400	4,424
	470,107	206,467	782,840	304,375
Other Income (Expense)
Mineral property costs written off	512,292	-	512,292	-
Write-down of investments (Note 3)	-	-	-	-
Foreign exchange, net	-	-	-	-
Loss from equity investments	-	-	-	-
Corporation capital tax	-	-	-	-
(Gain) Loss on sale of property, plant and equipment	328	-	328	(15,118)
Insurance proceeds	-	-	-	-
Reimbursement of administration costs	-	-	-	-
Mineral property recoveries in excess of expenditures	-	-	-	-
Interest and other income	(11,659)	(1,525)	(20,498)	(2,538)
Gain (loss) on sale of portfolio investments	-	(21,474)	-	(44,184)
Option payment received on properties written off	-	-	-	-
	500,961	(22,999)	492,122	(61,840)

Loss for the Period	$(971,068)	$(183,468)	$(1,274,962)	$(352,876)

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	3 Months Ended January 31	3 Months Ended January 31	9 Months Ended January 31	9 Months Ended January 31
Cash Resources Provided By (Used In)	2005	2004	2005	2004
Operating Activities
Loss for the period	$(971,068)	$(183,468)	$(1,274,962)	$(352,876)
Items not affecting cash
Loss (gain) on sale of portfolio investments	-	(21,474)	-	(44,184)
Write-down of portfolio investments	-	-	-	-
Mineral property costs written off	512,292	-	512,292	-
Amortization	-	-	-	-
(Gain) Loss on sale of property, plant and equipment	328	-	328	(15,118)
Stock-based compensation expense (Note 8(d)(ii))	74,000	-	132,000	10,912
Option payment received on properties written off	-	-	-	-
	(384,448)	(204,942)	(630,342)	(401,266)
Changes in non-cash working capital	(243,085)	2,867	(278,614)	20,627
	(627,533)	(202,075)	(908,956)	(380,639)
Investing Activities
Proceeds from (purchase of) portfolio investments, net	-	2,404	(27,800)	17,357
Proceeds from (purchase of) long-term investments	-	-	-	-
Mineral property expenditures	(837,539)	(92,715)	(1,369,495)	(114,350)
Recovery of mineral property expenditures	-	-	-	-
Option payments received	-	-	54,000	10,000
Proceeds from sale of property, plant and equipment	-	-	-	-
Purchase of property, plant and equipment	(3,882)	-	(3,882	(32,479)
	(841,421)	(90,311)	(1,347,177)	(119,472)
Financing Activities
Loan payable	-	-	-	(7,350)
Share subscriptions received	(254,400)	(415,200)	-	-
Shares issued for cash	3,759,250	1,966,538	3,917,455	2,466,418
	3,504,850	1,551,338	3,917,455	2,459,068

Net Increase (Decrease) in Cash and Cash Equivalents	2,035,896	1,258,952	1,661,322	1,958,957
Cash and cash equivalents - Beginning of period	1,637,303	913,360	2,011,877	213,355
Cash and Cash Equivalents - End of Period	$3,673,199	$2,172,312	$3,673,199	$2,172,312

Cash and Cash Equivalents Consists of:
Cash	2,218,029	1,438,964	2,218,029	1,438,964
Restricted cash - flow-through	1,455,170	733,348	1,455,170	733,348
	$3,673,199	$2,172,312	$3,673,199	$2,172,312

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$-	$-	$-	$5,000
Shares issued for services	$-	$-	$-	$-
Shares issued for finders' fees	$62,573	$49,480	$62,573	$49,480
Shares received for mineral properties	$-	$3,750	$27,800	$3,750
Stock-based compensation expense included in share capital	$74,000	$-	$132,000	$-

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	2005
	Acquisition Costs	Exploration Costs	January 31, 2005 Total	April 30, 2004 Total
Alaska Properties
Acquisition	$-	$-	$-	$9,807
General exploration costs	-	-	-	6,333
Option payments received- cash	(39,000)		(39,000)	-
Option payments received - shares	(14,000)	-	(14,000)	-
	(53,000)	-	(53,000)	16,140

Ontario Properties
Smoke Lake
Acquisition	20,886	-	20,886	-
Assays	-	23,010	23,010	-
Drilling	-	196,400	196,400	-
General exploration costs	-	93,079	93,079	-
Reimbursement of exploration costs	-	-	-	-
	20,886	312,489	333,375	-
Elliot Lake
Acquisition - staking	13,585	-	13,585	-
General exploration costs	-	-	-	-
Option payments received	-	-	-	-
	13,585	-	13,585	-

Baird and Birch-Uchi
Acquisition	-	-	-	5,000
General exploration costs	-	-	-	9,101
Option payments received	-	-	-	(10,000)
	-	-	-	4,101

Quebec Properties
Otish Mountain
Geophysical	-	-	-	6,947
Claim rentals	-	-	-	12,125
	-	-	-	19,072
Glitter Lake
Acquisition	-	-	-	-
General exploration costs	-	-	-	-
Option payments received- shares	(13,800)	-	(13,800)	-
Option payments received- cash	(15,000)	-	(15,000)	(10,000)
	(28,800)	-	(28,800)	(10,000)
Raglan
Acquisition	-	-	-	-

Balances Carried Forward	$(47,329)	$312,489	$265,160	$29,313

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	2005
	Acquisition Costs	Exploration Costs	January 31, 2005 Total	April 30, 2004 Total
Balances Brought Forward	$(47,329)	$312,489	$265,160	$29,313

Newfoundland Properties
Konrad
Geophysics	-	43,420	43,420	-
General exploration costs	-	3,300	3,300	-
Government assistance	-	-	-	-
	-	46,720	46,720	-
Saskatchewan Properties
Uranium
Staking	490,930	-	490,930	-
General exploration costs	-	121,844	121,844	-
Assays	-	-	-	-
Geophysics	-	266,835	266,835
Mineral taxes	-	-	-	-
	490,930	388,679	879,609	-

British Columbia Properties
Zeballos
Staking	-	-	-	4,661
General exploration costs	-	1,235	1,235	37,344
Assays	-	-	-	16,945
Mineral taxes	-	631	631	1,211
	-	1,866	1,866	60,161
Treasure Chest
Staking	-	-	-	-
General exploration costs	-	18,516	18,516	-
Assays	-	-	-	-
Mineral taxes	-	-	-	-
	-	18,516	18,516	-

New Zealand Properties
Acquisition	-	-	-	143,600
Engineering and consulting	-	6,205	6,205	27,149
General exploration costs	-	23,906	23,906	10,138
	-	30,111	30,111	180,887

General Exploration	-	45,713	45,713	2,952

Costs for the Year	443,601	844,094	1,287,695	273,313
Balance - Beginning of year	485,368	1,548,276	2,033,644	1,760,186
Mineral property costs written off	(111,262)	(401,030)	(512,292)	(24,855)
Option payment received on properties written off	-	-	-	25,000
Balance - End of Year	$817,707	$1,991,340	$2,809,047	$2,033,644

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, CanAlaska Resources Ltd. USA, and International CanAlaska de Mexico S.A. de C.V. (inactive).  These subsidiaries have been accounted for using the purchase method.

b)

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of 90 days or less.  The Company places its cash with institutions of high credit worthiness.

c)

Investments

Investments are recorded at the lower of cost or market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received for the sale of a resource properties, for option payments and for exploration advances are treated as reductions of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Environmental Expenditures - Continued

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f)

Property, Plant and Equipment and Amortization

Property, plant and equipment are carried at cost less accumulated amortization.  The Company provides for amortization on the following basis:

  Office equipment - 20% declining balance method

  Automotive equipment - 30% declining balance method

  Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

h)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value as determined by management.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

i)

Stock-Based Compensation - Change in Accounting Policy

The Company adopted the recommendation of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for all awards granted on or after 1 May 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards to employees for the fiscal year beginning 1 May 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

j)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

  Monetary assets and liabilities at year-end rates,

  All other assets and liabilities at historical rates, and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

l)

Flow-through Shares

The Company has adopted the new accounting pronouncement relating to flow-through shares effective for all flow-through share agreements dated after 19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital.  As the Company's current flow-through share agreement is dated 15 December 2003, there is no impact on the financial statements for the current year.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

l)

Flow-through Shares - Continued

If a company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

2.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, restricted cash - flow-through, accounts payable and loan payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

3.

Portfolio Investments

Details are as follows:

	2005		2004
	Book Value	Market Value	Book Value
Pacific North West Capital Corp. ("PFN")	$252,679	$462,792	$227,035
Freegold Ventures Ltd. ("ITF")	101,902	109,762	100,647
Other portfolio investments	74,463	114,864	84,893
	$429,044	$687,418	$412,575

These investments have been accounted for using the lower of cost and market valuation method.  Both PFN and ITF are companies with certain directors in common with the Company.  During the year, the Company had a gain on sale on portfolio investments of $Nil. The maximum percentage owned of PFN or ITF by the Company at any time during the year was less than 10%.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

4.

Long-Term Investments

Pursuant to a Financing and Management Agreement dated February 2000, the Company invested $546,658 representing a 40% interest in WebDispatchers, a British Columbia private company involved in software development.

Due to the ongoing losses of the investment, as well as market conditions, management wrote down its investment in WebDispatchers, in fiscal 2001, to a nominal value.

5.

Mineral Property Costs

Details are as follows:

		January 31, 2005
-	-	Acquisition Costs	-	Exploration Costs	Write-off	Total	-	April 30, 2004 Total
Alaska Properties		$139,865		$1,307,169		$1,447,034		$1,490,548
British Columbia Properties
Quesnel Canyon		1		-		1		1
Zeballos		4,661		57,366		62,027		60,161
Treasure Chest		-		18,516		18,516		-
Ontario Properties
Smoke Lake		20,886		312,489	(333,375)	-		-
Elliot Lake		13,585		-		13,585		-
Quebec Properties
Otish Mountain		90,376		88,541	(178,917)	-		178,917
Glitter Lake		14,825		69,265		84,090		112,890
Raglan		10,240		-		10,240		10,240
Newfoundland - Konrad Property		-		46,720		46,720		-
Saskatchewan Properties		490,930		388,679		879,609		-
General property investigation		-		45,713		45,713		-
New Zealand Properties		143,600		57,912		201,512		180,887
		$928,969		$2,392,370	(512,292)	2,809,047		$2,033,644

a)

Alaska Properties

The Company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The Company has a 100% interest in eleven lode mining claims acquired by staking.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

5.

Mineral Property Costs - Continued

a)

Alaska Properties - Continued

i)

Rainbow Hills Claims - Continued

By agreement dated 28 August 2003 the Company granted Freegold Ventures Ltd. ("ITF") a company with certain directors and officers in common, the right to earn up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.  To acquire a 50% interest in the property, ITF, at its option, must complete the following:

	Shares	Cash Payments (US Funds)	Exploration Expenditures (US Funds)
Upon execution of the agreement (received)	-	$10,000	$-
Within 5 days of regulatory approval (received)	50,000	-	-
On or before 31 December 2003 (received)	-	20,000	10,000
On or before 28 May 2005	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before 28 May 2006	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before 28 May 2006	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before 28 May 2008	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before 28 May 2009	50,000	-	-
On or before 31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

ITF will be the operator of the project and is responsible for the annual rents due on the property.  Once vested, ITF may increase its interest to 60% by completing a feasibility study within two years.  An additional 5% may be earned by commencing commercial production two years after a positive feasibility study.  In the event that a bankable feasibility study indicates an internal rate of return ("IRR") in excess of 15%, ITF will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

ITF terminated this agreement on December 23, 2004.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

5.

Mineral Property Costs - Continued

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the Company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the Company, at its option, must pay US$28,500 and incur US$250,000 (approximately US$50,000 incurred to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the Company.

b)

British Columbia Properties

i)

Quesnel Canyon

The Company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

Due to a lack of exploration undertaken on the property, management wrote down the costs on this property to $1 in a prior year.

ii)

Zeballos

Pursuant to an option and Joint Venture Agreement dated 23 August 1988, and amended November 1998, the Company earned a 50% interest in 22 Crown-granted and 11 reverted Crown-granted mineral claims in the Alberni Mining Division of British Columbia by expending in excess of $500,000 on the properties.  Due to market conditions at that time and lack of exploration undertaken on the property, management wrote off the costs on the property in a prior year.  The Company acquired a 100% interest in the property on 10 December 2002, and in December 2003, an exploration program was undertaken.

iii)

Treasure Chest

The Company acquired a 100% interest in certain mineral claims located in central B.C. through staking.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

5.

Mineral Property Costs - Continued

c)

Ontario Properties

i)

Baird Property

By agreement dated 24 February 2003, the Company may earn a 100% interest in certain properties in the Red Lake greenstone belt, known as the Baird property.  As consideration, the Company, at its option, must issue 100,000 shares (25,000 issued) and make cash payments of $71,000 ($3,000 paid).

During the year, the Company terminated the agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

By an agreement dated 9 April 2003, the Company entered into an agreement with Hawkeye Gold International Inc. ("Hawkeye"), by which Hawkeye could earn a 50% interest in the Baird property by issuing 300,000 shares (62,500 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

ii)

Birch-Uchi Property

By agreement dated 24 February 2003, the Company may earn a 100% interest in certain properties known as the Birch-Uchi property.  As consideration, the Company, at its option, must issue 100,000 shares (25,000 issued) and make cash payments of $68,000 ($Nil paid).

During the year, the Company terminated the agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

By an agreement dated 9 April 2003, the Company entered into an agreement with Hawkeye, by which Hawkeye could earn a 50% interest in the Birch-Uchi property by issuing 300,000 shares (62,500 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

iii)

Smoke Lake Property

By agreement dated 24 February 2003, the Company may earn a 100% interest in certain properties in the Red Lake greenstone belt, known as the Baird property.  As consideration, the Company, at its option, must issue 100,000 shares (25,000 issued) and make cash payments of $71,000 ($3,000 paid).

Subsequent to the period ended January 31, 2005, the Company terminated the agreement. Accordingly all acquisition and exploration costs previously incurred have been written off.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

5.

Mineral Property Costs - Continued

c)

Ontario Properties

iv)

Elliot Lake Property

The Company initiated a staking program in the Elliot Lake area of Ontario for Uranium related prospects

d)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the Company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.  In order to complete the terms of the agreement, the Company, at its option, must complete the following:

  Pay $46,456 for reimbursement of staking and transfer costs (paid)

  Issue 200,000 common shares (issued)

  Incur $300,000 of exploration and development expenditures on or before 1 February 2005.  As at 30 April 2004 the Company has incurred approximately $179,000.

In addition, the Company agreed to pay the optionor:

  a 10% fee for being the field manager (up to $250,000)

  an additional $25,000 in the event the Company intersects kimberlite in a drill program

  $50,000 in the event two or more macro diamonds are recovered

The property is subject to a 3% net smelter returns royalty ("NSR").  The Company has the option to reduce the NSR to 1% by making payments of U.S. $3,000,000 within 90 days of commercial production.

During the period ended January 31, 2005, the Company terminated the agreement. Accordingly all acquisition and exploration costs previously incurred have been written off.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

5.

Mineral Property Costs - Continued

d)

Quebec Properties - Continued

ii)

Glitter Lake

The Company acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 in staking costs and the issuance of 40,000 common shares of the Company.

The property is subject to a 1.5% NSR.

By agreement dated 15 August 2003, the Company granted Pacific North West Capital Corp. ("PFN") a company with directors in common, the right to earn a 70% interest in the Glitter Lake property.

To earn a 50% interest in the property, PFN, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(received)	10,000	-	-
Within 5 business days of receiving regulatory approval	(received)	-	20,000	-
On or before 15 August 2004	(received)	15,000	-	-
On or before 28 May 2005	(received)	-	20,000	-
On or before 28 January 2005		-	-	150,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before 28 May 2006		-	20,000	-
On or before 15 April 2006		-	-	300,000
Total		$45,000	60,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the optionor for each year the project is not placed into commercial production.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

5.

Mineral Property Costs - Continued

d)

Quebec Properties - Continued

ii)

Glitter Lake - Continued

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares with a value of $100,000 to the Company, within 15 days of PFN becoming vested, or pay such amount that will result in PFN having spent $1 million in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

iii)

Raglan

During the prior year, the Company acquired 128 mineral claims (5,306 ha) in the Raglan area of Northern Quebec through staking.  Total consideration for the acquisition was $10,240.

e)

Newfoundland Properties

i)

Botwood Basin

By agreement dated 4 June 2002, the Company had the option to acquire a 51% interest in the Paradise Lake, Rolling Pond and Chiouk Brook properties located in Newfoundland.

ii)

Gander

The Company acquired by staking, 400 claims located in the Gander area of Newfoundland, subject to a 1% NSR.

During the prior year, all amounts relating to the Newfoundland properties were written off.

f)

Saskatchewan/Alberta/Manitoba Uranium Properties

i)

Saskatchewan/Alberta/Manitoba Uranium

The Company acquired a 100% interest in over 1,500,000 acres through staking.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

5.

Mineral Property Costs - Continued

g)

New Zealand Properties

Cascade Projects

By agreement dated 28 November 2003, the Company may earn a 100% interest in the Cascade Projects and 100% interest in a New Zealand company.  In order to complete the terms of the agreement, the Company must, at its option, make payments, and issue shares as follows:

Cascade Project A		Payments	Shares
Within 5 days of regulatory approval (paid/issued)	US$	20,000	150,000
On or before 4 March 2005		-	75,000
On or before 4 March 2006		-	75,000
	US$	20,000	300,000

Cascade Project B		Payments	Shares
Within 5 days of regulatory approval (issued)	US$	-	150,000
On or before 4 March 2005		-	75,000
On or before 4 March 2006		10,000	75,000
On or before 4 March 2007		10,000	-
	US$	20,000	300,000

Other Projects

In addition to the Cascade Projects, the Company has also been granted the following two prospecting permits: Granite Dome which covers 1544 sq km and Greymouth North which covers 235 sq km. The Company has also made application for two additional permits which have not been granted as at the year end.

6.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	January 31, 2005 Net Book Value	April 30, 2004 Net Book Value
Office equipment	$199,515	$172,433	$27,082	$23,200
Automotive equipment	35,535	5,331	30,204	30,204
Mining equipment	215,516	215,516	-	-
	$450,566	$393,280	$57,286	$53,404

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

7.

Loan Payable

The loan payable bears interest at 10.75% per annum and is repayable in monthly payments of $777.  During the previous year, the loan matured and was paid in full.

8.

Share Capital

a)

Private Placements

During the year, the Company issued 7,300,000 units at a price of $0.30 for gross proceeds of $2,190,000. Each unit consists of one common share and half of one share purchase warrant exercisable for one year after the issue date at $0.40 per share. The agents received 96,300 warrants and 56,910 common shares of the Company

During the year, the Company issued 3,750,000 flow-through units at a price of $0.40 for gross proceeds of $1,500,000. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for 12 months after the issue date at $0.50 per share. The agents received 125,000 warrants and 113,750 common shares of the Company.

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance that have not been spent on qualifying CEE as at the balance sheet date.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

8.

Share Capital - Continued

c)

Exercise of Warrants and Options

i)

During the period, 1,803,500 warrants were exercised for gross proceeds of $218,205 and 37,000 options were exercised for gross proceeds of $9,250.

d)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

i)

A summary of the Company's options at 31 January 2005 and the changes for the year are as follows:

Number outstanding 30 April 2004	Granted	Exercised	Expired / Cancelled	Number outstanding 31 January 2005	Exercise price per share	Expiry date
-	-	-	-	-
4,000	-	-	(4,000)	-	$0.50	31 May 2004
154,000	-	-	-	154,000	$0.50	23 February 2005
78,000	-	-	-	78,000	$0.50	18 April 2006
10,000	-	-	-	10,000	$0.50	7 August 2006
16,000		-	-	16,000	$0.50	28 August 2006
29,500	-	-	-	29,500	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
-	-	-	-	-	$0.15	1 September 2004
40,000	-	-	(40,000)	-	$0.20	1 September 2004
40,000	-	-	(40,000)	-	$0.25	1 September 2004
40,000	-	-	(40,000)	-	$0.30	1 September 2004
150,000	-	-	-	150,000	$0.32	1 May 2005
130,000	-	-	-	130,000	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
1,000,000	-	(37,000)	(30,000)	933,000	$0.25	10 September 2008
-	1,076,000	-	-	1,076,000	$0.10	25 June 2008
-	2,000,000	-	-	2,000,000	$0.40	5 November 2009
-	300,000	-	-	300,000	$0.45	29 November 2009
1,828,165	3,376,000	(37,000)	(154,000)	5,013,165

As at 30 April 2004, 603,000 options out of the 1,640,000 options granted have fully vested.

As at 31 October 2004, 1,000,000 options out of the 1,076,000 options granted on June 25, 2004 are vested over 4 years and 76,000 out of the 1,076,000 options granted on June 25, 2004 are vested over one year.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

8.

Share Capital - Continued

d)

Share Purchase Options - Continued

ii)

Stock-Based Compensation

Effective 1 May 2003, the Company adopted the new recommendation of CICA Handbook Section 3870 (Note 1i). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year, the Company granted options to purchase up to 2,000,000 shares of the Company at an exercise price of $0.40 per share.  These options are vested over 12 months.

During the year, the Company granted options to purchase up to 300,000 shares of the Company at an exercise price of $0.45 per share.  These options are vested over 12 months.

The total fair value of the options granted was calculated to be $260,000 on the grant date.  Since the options were granted under a graded vesting schedule, $65,000 of the fair value has been recorded in the Company accounts under stock compensation during the year.  The offsetting entry is to share capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	114.12%
Risk free interest rate	3.62%
Expected life of options	4 years

e)

Share Purchase Warrants

As at 31 January 2005, the following share purchase warrants are outstanding:

Number	Exercise Price	Expiry Date
-	-
2,355,000	$0.12	2 October 2005
2,495,000	$0.35	10 April 2006
940,000	$0.12	9 September 2006
1,600,000	$0.10	15 January 2007
955,000	$0.12	14 November 2007
1,700,000	$0.40	25 November 2005
2,046,300	$0.40	16 December 2005
693,750	$0.50	20 December 2005
1,306,250	$0.50	23 December 2005
14,091,300

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

9.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

During the period, the Company paid:

2005
Consulting fees to a company controlled by an officer of the Company	$24,002
Engineering fees to a company controlled by an officer of the Company	$42,200
Management fees to a company controlled by a director of the Company	$79,094
Rent to a company controlled by a director of the Company	$30,011
Accounting fees to a company controlled by an officer of the Company	$22,800

10.

Income Taxes

The Company has non-capital losses for income tax purposes of approximately $4,732,000 that may be applied against taxable income in future years and expire as follows:

Amount
2005	$772,000
2006	523,000
2007	625,000
2008	417,000
2009	1,079,000
2010	591,000
2011	725,000
$4,732,000

The Company also has approximately $3,271,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

11.

Commitments

a)

By an agreement effective 1 June 1995, the Company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation due under the agreement is currently $7,718 per month plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The current three-year agreement expires in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year's compensation.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2005
Canadian Funds

11.

Commitments - Continued

b)

By an agreement dated 1 July 2000, the Company entered into a five-year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2005	$25,272
2006 (expires in June 2005)	$4,212

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

Form 51-102F1

Annual Management Discussion and Analysis

For

CanAlaska Ventures Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of CanAlaska Ventures Ltd. (the "Company" or "CanAlaska") for the third quarter ended January 31, 2005 and should be read in conjunction with the financial statements for the third quarter ended January 31, 2005 and related notes.  The date of this management discussion and analysis is March 29, 2005.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Exploration Projects

Uranium Exploration

Since Dr. Karl Schimann, CanAlaska's Manager of Uranium Exploration reported in January 2005, the Company has moved forward on several fronts.  This report summarizes the principal activities and accomplishments.

Most significantly, we announced, on March 1, 2005, completion of the latest phase of our Athabasca Basin acquisitions program.  Our 1,500,000 acres (either acquired or applied for) and exploration strategies are attracting the interest of many within our industry.  This is one of the most significant land positions in proximity to the world's most prolific, high-grade uranium producers.

The Company is effectively positioned at the forefront of companies vying for the chance to discover uranium resources to meet the growing world demand for nuclear power.

Recap of Acquisition Activities

In September 2004 we decided to focus our acquisition dollars on the Athabasca Basin, Saskatchewan, Canada, and subsequently retained Dr. Karl Schimann, Ph.D. to lead our uranium exploration activities.  Dr. Schimann's extensive experience in the Athabasca Basin complements the high-calibre technical team we have assembled to carry out the following "three-pronged" acquisition and exploration strategy:

  In the Eastern Basin: exploration for deposits at, and below, the unconformity, which is similar to Cigar Lake and McArthur River, but also like the Millennium deposit, which is deeper in the basement;

  In the Western Basin: acquisition of a very extensive area in which there has thus far been little or no exploration, but has the geological profile to produce large unconformity uranium deposits;

  In the North-East: exploration for shear-hosted deposits, similar to Eagle Point and other basement hosted unconformity-style deposits, an area where many uranium showings were found in the late 1970s, but which has seen little subsequent exploration.

The Company acquired the land position (1.5 million acres) described by the "three-pronged" approach and we have begun the compilation and analysis of data.  Airborne surveys have been commissioned to secure more information about areas of significant interest.

Uranium Acquisitions

CanAlaska has evaluated uranium properties in other geographic regions as well.  Under the guidance of Mr. Jack Moore, who brings over 35 years of experience with Union Carbide's Uranium Division, CanAlaska continues to assess potential acquisitions in North America.

Our first move to purchase uranium resources was the acquisition, by staking, of a drill indicated uranium deposit in Elliot Lake, Ontario, Canada.  There has been significant work conducted on the 2,320 acres and the Company is compiling and interpreting data to identify the possible nature and extent of the higher-grade areas.

High Value Targets - The Key to Success

Our Athabasca acquisitions illustrate the Company's focus on potential high-grade deposits in areas with demonstrable commercial potential.  The exceptional distribution of high-grade uranium deposits and showings in the Athabasca has been instrumental in establishing this area as the world's primary producer of high grade uranium.

The key to successfully developing any resource deposit primarily relates to the grade, or value, of the deposit.  Athabasca producers have demonstrated over the years that the exceptional high grade and tonnage potential of the Athabasca deposits allows development and extraction of uranium at prices under half of the current market price.

Advances in Technology

Technological advancements, delivered by Fugro's "MEGATEM II" Airborne Survey Systems will allow our technical team to study remote sensing information never before available on our properties.  Data from the initial surveys are being analyzed and interpreted, and CanAlaska has committed to further surveys in the Spring and Summer of 2005.

Gold - New Zealand

In order to concentrate the Company's activities on uranium exploration the Company plans to divest of its interests in the New Zealand Gold exploration projects.  The Company's objectives are to recoup its investment and gain a position in the project moving forward.  We will keep you informed on our work in this area.

CanAlaska has sufficient funds in hand to carry out its 2005 exploration program and expects to assemble joint ventures to explore specific projects.  The next quarter holds a lot of excitement and challenges.  I look forward to reporting on them to you.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska  for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years Ended April 30, (audited)
	2004	2003	2002
Total Revenues	$105,050	$142,213	$70,010
General and administrative expenses	742,922	$444,706	$431,071
Mineral property costs	171,313	261,805	273,611
Income (loss) before other items In total Basic and diluted loss per share	(742,922) (0.04)	(444,706) (0.03)	(431,071) (0.04)
Net income (loss) from continuing operations In total Basic and diluted loss per share	(712,481) (0.03)	(558,663) (0.04)	(1,057,328) (0.09)
Totals Assets	4,510,989	2,461,291	2,796,220
Total long term liabilities	Nil	Nil	7,438
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

			For the Quarters Ended (unaudited)
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2005	2004	2004	2004	2004	2003	2003	2003
Total revenues	$11,659	$6,726	$2,113	$43,210	$22,999	$23,517	$15,324	$43,848
Net loss	971,068	166,503	137,391	359,605	183,468	124,268	45,140	352,653
Net loss per share	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.02
Total assets	7,172,702	4,642,719	4,400,617	4,510,989	4,559,741	3,214,347	2,413,239	2,461,291

Results of operations

The nine months ended January 31, 2005 resulted in a net loss of $1,274,962 which compares with a loss of $352,876 for the same period in 2004. General and administrative expenses for the period ended January 31, 2005 were $782,840 an increase of $478,465 over the same period in 2004. Stock-based compensation expense of $132,000 was recorded during the period.  Travel, food and lodging expense increased by $18,410 while all other general and administrative costs were relatively the same when compared to the third quarter of the previous fiscal year. The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 May 2002. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning 1 May 2003.

Interest income was $20,498, an increase of $17,960 over the same period in 2003 as the Company had significantly higher cash balances.

For the third quarter ended January 31, 2005, the Company incurred mineral property costs of $1,369,495 as compared to $114,350 for the same period in 2004. Staking costs in Saskatchewan accounted for

$490,930 of this amount.  A $39,000 cash payment and 50,000 shares valued at $14,000 option payment were received under the Rainbow Hill, Alaska option agreement.  20,000 shares of Pacific North West Capital valued at $13,800 and a $15,000 cash payment was also received under the Glitter Lake, Quebec option agreement.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows within the quarter.  This increased activity is expected to continue in the current quarter. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $202,430 for the period ended January 31, 2005, an increase of $141,596 over the same period in 2004.

Liquidity and Capital Resources

As at January 31, 2005, the Company's working capital, defined as current assets less current liabilities, was $2,817,050 compared with working capital of $1,625,636 at April 30,2004. Flow-through funds of $1,455,170 must be spent before Dec. 31, 2005 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the period ended January 31, 2005, 11,050,000 private placement units were issued for gross proceeds of $3,690,000.  A further 1,803,500 warrants were exercised for gross proceeds of $218,205 and 37,000 options were exercised for gross proceeds of $9,250.

The Company has a portfolio of investments with a book value of $429,044 and market value of $687,418 as at January 31, 2005. The main investments consist of 1,051,800 shares of Pacific North West Capital Corp. and 343,007 shares of Freegold Ventures Limited. Both these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 40,375,599 shares at January 31, 2005.

Contractual Commitments

The Company is committed under an operating lease with a Company controlled by Harry Barr, the Chairman and Director, for its office premises with the following minimum basic lease payments to the expiration of the lease on June 30, 2005.  The Company is also responsible for its proportionate share of property taxes and operating costs.

A Company controlled by Harry Barr is entitled to receive compensation from the Company through a management agreement dated June 1, 1995. Compensation due under the agreement is currently $8,103 per month plus benefits.  The Officer and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  The current three-year agreement expires in 2007 and the Company may terminate the agreement at any time but will be responsible to pay one year's compensation. See "related party transactions" for details.  No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 5 to the 31 January 2005 financial statements.

Fiscal year ended April 30,	2005	2006	Thereafter

Office lease	$25,272	$4,212	-

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

A detailed summary of all the Company's significant accounting policies is included in Note 1 to the consolidated financial statements for the period ended January 31, 2005.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Stock-based Compensation

During the previous fiscal year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after May 1, 2002. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning May 1, 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Flow Through Shares

During the previous fiscal year, the Company adopted the new accounting pronouncement relating to flow through shares effective for all flow through agreements after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow through shares whereby the investor can claim the tax deductions arising from the related resources expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a Company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Asset Retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is assessing these requirements to ensure it complies with the new standards starting on May 1, 2004.

Financial Instruments and Other Instruments

CanAlaska's financial instruments consist of cash, accounts receivable, investments, restricted cash - flow-through, and accounts payable. Unless otherwise noted, it is management's opinion that CanAlaska  is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value.  As at January 31, 2005, there were 40,375,599 outstanding common shares.  During the nine month period, 13,061,160 common shares were issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  This plan and its terms and outstanding balance are disclosed in Notes 8d to the  financial statements dated 31 January 2005.

Related Party Transactions

A total of $79,094 was paid to a Company controlled by Harry Barr, an Officer and Director of the Company for management services during the first nine months ended January 31, 2005. Mr. Barr currently receives a management fee of $8,103 per month.   Pursuant to an office lease agreement dated July 11, 2000, a total of $30,011 was paid to a Company controlled by Harry Barr for office rent.   A total of $42,200 was paid to a Company controlled by Peter Dasler, an Officer of the Company for geological consulting services.  A total of $24,002 was paid to a Company controlled by Taryn Downing, an Officer of the Company for corporate secretarial services.  A total of $22,800 was paid to a Company controlled by Gord Steblin, an Officer of the Company for accounting services.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company's activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company's generative exploration programs are successful additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company's properties.

Outlook

CanAlaska currently has one option agreement in which other companies are earning an interest in CanAlaska's projects by carrying all costs and making significant exploration expenditures.  The Company ended 2005 with a stronger cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand as it continues to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this Management Discussion & Analysis. A copy of this Management Discussion & Analysis will be provided to anyone who requests it.

Form 52-109FT2 - Certification of Interim Filing during Transition Period

I, Harry Barr, CEO of CanAlaska Ventures Ltd certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CanAlaska Ventures Ltd for the interim period ending January 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

March 29, 2005

Per:

"Peter Dasler"

Peter Dasler

Chief Executive Officer

1

Form 52-109FT2 - Certification of Interim Filing during Transition Period

I, Gordon Steblin, CFO of CanAlaska Ventures Ltd certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CanAlaska Ventures Ltd for the interim period ending January 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

March 29, 2005

Per:

"Gordon Steblin"

Gordon Steblin

Chief Financial Officer

1